EXHIBIT 99.1

POET Technologies Collaborates with Yuanjie Semiconductor Technology for Laser Supply as the Company’s Optical Engines Enter Volume Production

TORONTO, Oct. 10, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, today announced that it is collaborating with Yuanjie Semiconductor Technology Inc. (YST), a leading supplier of high-performance lasers. The collaboration will enable POET’s joint venture, Super Photonics Xiamen (SPX), to ramp optical engines to high-volume production utilizing YST’s lasers.

“As we start ramping production of our optical engines, securing an additional reliable laser source that is well established in the industry with known good quality is of utmost importance to our business,” said Dr. Suresh Venkatesan, Chairman & CEO of POET. “Our partnership with YST has enabled POET and SPX to deliver reliable, high-performance optical engines to customers. SPX will start production of 100G CWDM4, POET ONE (a 100G single chip TxRx engine), 100G LR4 and 200G FR4 optical engines using YST’s directly modulated lasers (DMLs) this month and we expect to extend the collaboration to other products in the future.”

“We are excited to collaborate with POET to support a growing customer demand for 100G and 200G optical engine products,” said Peter Zhang, CEO and Chairman of the Board at YST. “Our superior quality lasers and reputation for reliability will complement POET’s Optical Interposer technology, which offers a unique and highly adaptable platform to module makers. We will continue to collaborate with POET on high-speed optical engines while supporting SPX to ramp current products to high volume production.”

POET, SPX and YST will initially collaborate on 100G CWDM4, POET ONE, 100G LR4 and 200G FR4 transmitter products. All the design verifications and reliability testing of the optical engines is complete and all will be released to production this month. Current module customers for these products include ADVA, Beijing FeiYunYi (BFYY) and Fibertop, along with others whose names have not yet been disclosed.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

About Yuanjie Semiconductor Technology Inc.
Founded on January 28, 2013, YST is a leading company focused on high speed InP optical chips mass production with internal InP simulation platform, QW epitaxy and testing platform. YST can provide InP based 2.5G to 50G DFB, 10G to 200G EML and 50 to 100mW CW DFB Laser chips for FTTH, Datacenter and Wireless Fronthaul/backhaul customers.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to market size, the capability, functionality, performance and cost of the Company’s technology, the capabilities and expected success of its joint venture, as well as the timing and inclusion of its technology in customer’s current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the size of the market for its products, the capability of its joint venture to produce products on time and at the expected costs, the performance and availability of certain components, including lasers, and the success of its customers in achieving market penetration for its products. Actual results could differ materially due to a number of factors, including, without limitation, the attractiveness of the Company’s product offerings, performance of its technology, the performance of key components, including lasers, and ability of its customers to sell their products into the market. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on SEDAR+ at www.SEDAR.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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Media Relations Contact:
Adrian Brijbassi
adrian.brijbassi@poet-technologies.com

Company Contact:
Thomas R. Mika, EVP & CFO
tm@poet-technologies.com